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SEC MAIL PROCESSING SECTION MAR 13 2015 WASH., DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50912

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Herndon Plant Oakley Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 North Shoreline Blvd., Suite 2200 South
(No. and Street)

Corpus Christi (City) Texas (State) 78401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Ragan (800)888-4894
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

1842 FM 1566 W. (Address) Celeste (City) Texas (State) 75423 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

DD 3/17/15

DD 3/17/15

OATH OR AFFIRMATION

I, Brent Herndon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Herndon Plant Oakley Ltd., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH RAGAN
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
11-20-2015

Signature

Brent Herndon, Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Herndon Plant Oakley Ltd.

We have audited the accompanying statement of financial condition of Herndon Plant Oakley Ltd. (a Texas limited partnership) as of December 31, 2014, and the related statements of income, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of Herndon Plant Oakley Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Herndon Plant Oakley Ltd. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Herndon Plant Oakley Ltd.'s financial statements. The supplemental information is the responsibility of Herndon Plant Oakley Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
March 10, 2015

1842 FM 1566 W Celeste, TX 75423 (214) 858-5150 Fax (214) 858-0222 phil@pvgeorge.com

HERNDON PLANT OAKLEY LTD.
Statement of Financial Condition
December 31, 2014

ASSETS

Cash and cash equivalents	$	926,802
Receivable from clearing broker/dealer		315,780
Investment advisory fees receivable		72,069
Service fees receivable - related party		1,283,738
Miscellaneous receivables		34,180
Prepaid expenses		121,171
Note receivable - related party		9,000
Clearing deposit		100,000
Furniture and equipment, net of accumulated depreciation of $348,795		361,149
Deposits		24,859
Other assets		7,000
TOTAL ASSETS	$	3,255,748

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Accounts payable	$	300,217
Accrued expenses		133,232
Capital lease obligations		23,511
Income tax payable - state		52,316
TOTAL LIABILITIES		509,276
Partners' Capital		2,746,472
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	3,255,748

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Statement of Income
Year Ended December 31, 2014

Revenue	
Securities commissions	$ 4,469,560
Investment advisory fees	723,557
Service fees - related party	4,918,605
Other revenue	458
TOTAL REVENUE	10,112,180
Expenses	
Clearing and other charges	811,136
Communications	594,646
Compensation and related costs	3,836,660
Interest	3,101
Management fees to General Partner	3,072,575
Occupancy and equipment costs	570,416
Professional fees	292,540
Promotional costs	237,718
Regulatory fees and expenses	111,720
Other expenses	511,065
TOTAL EXPENSES	10,041,577
Net income before provision for income tax	70,603
Income taxes - state	49,444
NET INCOME	$ 21,159

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Statement of Changes in Partners' Capital
Year Ended December 31, 2014

	General Partner	Limited Partners	Total
Balances at December 31, 2013	$ 27,253	$ 2,698,060	$ 2,725,313
Net income	212	20,947	21,159
Balances at December 31, 2014	$ 27,465	$ 2,719,007	$ 2,746,472

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities:		
Net income	$	21,159
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		82,684
Changes in assets and liabilities		
Decrease in receivable from clearing broker/dealer		184,159
Decrease in investment advisory fees receivable		1,188,140
Increase in service fees receivable - related party		(1,283,738)
Increase in miscellaneous receivable		(4,405)
Decrease in prepaid expenses		33,050
Increase in deposits		(14,000)
Increase in other assets		(7,000)
Decrease in accounts payable		(45,253)
Increase in accrued expenses		13,653
Decrease in income tax payable - state		(3,096)
Net cash provided by operating activities		165,353
Cash flows from investing activities:		
Purchase of furniture and equipment		(34,144)
Net cash used in investing activities		(34,144)
Cash flows from financing activities:		
Payments on capital lease obligations		(38,149)
Net increase in cash and cash equivalents		93,060
Cash and cash equivalents at beginning of year		833,742
Cash and cash equivalents at end of year	$	926,802

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:		
Interest	$	3,101
Income taxes - state	$	49,444

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Notes to Financial Statements
December 31, 2014

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Herndon Plant Oakley Ltd. (the Partnership), a Texas limited partnership, was formed in January 1998 for the purpose of providing financial services, including securities brokerage and investment advisory services. The Partnership is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Partnership is also registered with the SEC pursuant to Section 203 of the Investment Advisors Act of 1940. The Partnership's operations consist primarily of providing securities and investment advisory services to individuals located throughout the United States.

The Partnership operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The general partner of the Partnership is Herndon Plant Oakley I Inc. (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership terminates on December 31, 2030, unless sooner terminated or extended as provided in the partnership agreement.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Substantially all of the Partnership's financial asset and liability amounts are short-term in nature and accordingly are reported in the statement of financial condition at amounts that approximate fair value.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition.

Furniture and Equipment

Furniture and equipment are recorded at cost less accumulated depreciation. Depreciation is provided for using straight line methods over the estimated useful lives of primarily five to seven years.

Security Transactions

Security transactions and commission revenue and the related expenses are recorded on a trade date basis.

Investment Advisory Fees

Investment advisory fees are earned based on contractual percentages of client assets under management. The fees are billed quarterly in arrears.

Service Fees

Service fees are earned based on a contractual arrangement with a related party. The fees are billed quarterly in arrears.

Advertising Costs

The Partnership expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements.

As of December 31, 2014, open Federal tax years subject to examination include the tax years ended December 31, 2011 through December 31, 2013.

The Partnership is subject to state income taxes.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Partnership, with a monthly minimum charge of $10,000. The agreement also requires the Partnership to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Partnership had net capital of $ 819,580 which was $ 569,580 in excess of its net capital requirement $250,000. The Partnership's net capital ratio was .62 to 1.

Note 4 - Furniture and Equipment

Furniture and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture, fixtures and equipment	$ 429,688
Leasehold improvements	280,256
	709,944
Accumulated depreciation	(348,795)
	$ 361,149

Note 4 - Furniture and Equipment (continued)

Depreciation expense for the year was $82,684 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 5 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Partnership's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Partnership and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

At December 31, 2014, the Partnership has $1,226,275, or approximately 38% of its total assets, in money market funds, commissions receivable, and a clearing deposit held by or due from its clearing broker/dealer.

At December 31, 2014, the Partnership has service fees receivable from a related party totaling $1,283,738, or approximately 39% of its total assets.

Note 6 - Lease Commitments

The Partnership leases various types of office equipment and office space generally over periods ranging up to five years. Certain leases essentially transfer the risks of ownership and are accounted for as capital leases.

Leased property under capital leases at December 31, 2014 includes:

Equipment	$ 111,351
Less accumulated amortization	(51,964)
	$ 59,387

Amortization (included in depreciation and amortization expense), based on a rate of 20% using the straight line method, amounts to approximately $22,270 for 2014.

Note 6 - Lease Commitments (continued)

At December 31, 2014, the future minimum lease payments under capital leases and rental payments required under operating leases are presented as follows:

	Capital Leases	Operating Leases
2015	$ 24,062	$ 187,121
2016	-	171,395
2017	-	174,316
2018	-	177,279
Thereafter	-	1,230,935
	24,062	$ 1,941,046
Less amount representing interest	551	
Present value of minimum lease payments	$ 23,511	
Current maturities	$ 23,511	
Noncurrent maturities	-	
	$ 23,511	

Total rent expense for the year under operating leases was $414,067 (which includes additional rental and proportionate share of operating expenses payable under the lease agreements).

Note 7 - Related Party Transactions/Economic Dependency/Concentration of Services

The Partnership is economically dependent on and under the control of the General Partner and the existence of that dependency and control creates a financial position and operating results significantly different than if the companies were autonomous.

The General Partner manages and controls the business affairs of the Partnership and is entitled to receive a management fee for such services. The management fee is determined by the affirmative vote of a majority in interest of the limited partners and is not consummated on terms equivalent to arms length transactions. The management fee for the year ended December 31, 2014 was $3,072,575.

The three limited partners of the Partnership, who are also registered securities representatives and officers of the General Partner, generated substantially all of the Partnership's securities commissions and investment advisory fees for the year ended December 31, 2014. The Partnership is economically dependent upon the limited partners due to the concentration of services provided by them.

Note 7 - Related Party Transactions/Economic Dependency/Concentration of Services (continued)

The Partnership has a note receivable from an employee bearing interest at 6% with a remaining balance at December 31, 2014 of $9,000.

The Partnership has an Office and Administrative Services Agreement (Agreement) with Oxbow Advisors, LLC (Oxbow), a related party. Under the Agreement, the Partnership assists Oxbow with the day to day operations and administration of its business; furnishes Oxbow with office space, equipment and supplies; assists Oxbow with compliance; provides marketing and sales services; arranges for and monitors professional services; and provides any other services required in Oxbow's administration as agreed to by the Partnership and Oxbow. The Partnership also pays all overhead expenses of Oxbow. Oxbow reimburses the Partnership for its proportionate use of or benefit from these services provided and expenses paid by the Partnership. The Agreement was not consummated on terms equivalent to arms length transactions. Service fees earned for the year ended December 31, 2014 was $4,918,605, or 49% of total revenue. The Partnership is economically dependent on Oxbow due to the concentration of revenue earned under the Agreement. The Partnership has $1,283,738 receivable under the Agreement at December 31, 2014.

Note 8 - 401(k) Profit Sharing Plan

The Partnership adopted the Herndon Plant Oakley Ltd. 401(k) Profit Sharing Plan (the Plan) effective June 1, 1999.

The Partnership did not contribute any matching amounts for 2014.

The Plan also provides a profit sharing component where the Partnership can make a discretionary contribution to the Plan, which is allocated based on the compensation of eligible employees. Discretionary profit sharing contributions for the year totaled $120,780 and are reflected in the accompanying statement of income as compensation and related costs.

Note 9 - Contingencies

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Partnership could have an adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

Note 10 - Subsequent Events

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2014, through March 10, 2015, the date which the financial statements were available to be issued.

Schedule I

HERNDON PLANT OAKLEY LTD.
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2014

Computation of Net Capital

Total partners' capital qualified for net capital		$ 2,746,472
Deductions and/or charges		
Non-allowable assets:		
Petty cash		200
Receivable from clearing broker/dealer		5,487
Investment advisory fees receivable		72,069
Service fees receivable - related party		1,283,738
Miscellaneous receivables		34,180
Prepaid expenses		121,171
Note receivable		9,000
Furniture and equipment, net		361,149
Deposits		24,859
Other assets		7,000
Total deductions and/or charges		1,918,853
Net capital before haircuts		827,619
Haircuts on securities:		
Cash equivalents		8,039
Net Capital	$	819,580
Aggregate indebtedness		
Accounts payable	$	300,217
Accrued expenses		133,232
Capital lease obligations		23,511
Income tax payable - state		52,316
Total aggregate indebtedness	$	509,276
Computation of basic net capital requirement		
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$	250,000
Net capital in excess of minimum requirement	$	569,580
Ratio of aggregate indebtedness to net capital		.62 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2014 as filed by Herndon Plant Oakley, Ltd. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession of Control Requirements are not required.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Herndon Plant Oakley Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Herndon Plant Oakley Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Herndon Plant Oakley Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii) (the "exemption provisions") and (2) Herndon Plant Oakley Ltd. stated that Herndon Plant Oakley Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Herndon Plant Oakley Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Herndon Plant Oakley Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
March 10, 2015

1812 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

HERNDON PLANT OAKLEY
LTD

January 6, 2015

Phillip V. George
1842 FM 1566 W.
Celeste, TX 75423

EXEMPTION REPORT

Herndon Plant Oakley Ltd.'s Assertions

We confirm, to the best of our knowledge and belief, that:

1. Herndon Plant Oakley Ltd. claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the year ended December 31, 2014.

2. Herndon Plant Oakley Ltd. met the identified exemption provisions in SEC Rule 15c3- 3(k)(2)(ii) throughout the year ended December 31, 2014 without exception.

Sincerely,

Brent Herndon, Partner

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Partners
Herndon Plant Oakley Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Herndon Plant Oakley Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Herndon Plant Oakley Ltd.'s compliance with the applicable instructions of Form SIPC-7. Herndon Plant Oakley Ltd.'s management is responsible for the Herndon Plant Oakley Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (checks issued) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (trial balance and FOCUS IIA Income/Expense Summary) noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (trial balance and FOCUS IIA Income/Expense Summary) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
March 10, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 14
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050912 FINRA DEC
Herndon Plant Oakley Ltd.
800 N Shoreline Blvd STE 2200 South
Corpus Christi TX 78401-3756

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David Downey (800) 888-4894

2. A.	General Assessment (item 2e from page 2)	$5,148.04
B.	Less payment made with SIPC-6 filed (exclude interest) 07/21/14 Date Paid	(2,517.45)
C.	Less prior overpayment applied	(0.00)
D.	Assessment balance due or (overpayment)	2,630.59
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0.00
F.	Total assessment balance and interest due (or overpayment carried forward)	$2,630.59
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 2,630.59	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Herndon Plant Oakley Ltd.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of _______________, 20_____.

Designated Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01, 2014 and ending 12/31, 2014
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$10,112,180
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,448,015
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	679,715
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	6,217
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest Income and Service Fee Income	4,919,015
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	8,052,962
2d. SIPC Net Operating Revenues	$2,059,218
2e. General Assessment @ .0025	$5,148.04
	(to page 1, line 2.A.)

FINRA
Financial Industry Regulatory Authority

Sent via Regular Mail and Email to bragan@hpo.com

February 19, 2015

Ms. Elizabeth Ragan, Managing Director
Herndon Plant Oakley, Ltd.
800 North Shoreline Blvd, Suite 2200 South
Corpus Christi, TX 78401

RE: Herndon Plant Oakley, Ltd. 2014 Annual Audit Report

Dear Ms. Ragan:

In reply to your letter dated February 17, 2015, please be advised that your request for an extension of time in which to file the required annual audited financial report as of December 31, 2014 pursuant to Securities Exchange Act Rule 17a-5, has been given due consideration and is hereby granted.

This extension of 10 business-days is granted based upon the representations made by your organization and by your outside independent auditors. If the information provided to us is no longer accurate, we expected to be notified immediately.

Please be aware that failure to file the annual audited financial report on or before **March 16, 2015** could result in the assessment of a late filing fee of $100 per day for up to ten days and may result in other regulatory or disciplinary action.

If you have any questions, please contact me at (972) 716-7623.

Sincerely,

Erin L. Jett
Principal Regulatory Coordinator

/ts

cc: Ms. Herani Dansamo
FINRA
Department of Financial Operations Policy
9509 Key West Avenue
Rockville, MD 20850
Sent via Facsimile to (240) 386-5172